GreenLifeTech Corporation's crowdfunding round is live!

Hope things are good with you! As you can see below, we are launching our new company which has been my focus for the last year. Your thoughts and support would be appreciated. Please feel free to share this information with others that might have an interest.

Our team has been preparing to raise from our supporters on the investment platform Wefunder. Recently, our raise for **GreenLifeTech Corporation** officially launched!

Check out our pitch here: www.wefunder.com/greenlifetech

*Our raise is currently in "**testing the waters**" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the next few weeks, you'll be able to confirm your investment. We decided to raise on Wefunder's crowdfunding platform to accelerate our growth and share the upside of our success with the people who know us best — YOU, so our family, friends, and customers. We're inviting you to learn more about our company and plans, and become an actual stakeholder in the company.

Why invest? Join us in our mission to increase the availability of healthy foods, improve the health and well-being of our children and reduce water and farmland wastage. Personally, support me and our team. Become an owner of GreenLifeTech Corporation.

Over the last 13 months, we have...

1. Fabricated a proof of concept to verify that the shelf life of fresh produce can be extended by up to 500% - check out testing results on www.wefunder.com/greenlifetech!
2. Filed two (2) international patents
3. Investigated the food chain losses to verify the need of our technology
4. Contracted with a nationally recognized development group to develop the counter top preservation system, FreshDefend(™)
5. Performed a preliminary Voice of Customer market study to verify the acceptance of the product

The timing is great because our product and our technology has never been more needed than right now. We're primed and ready. And we want you to join us. This is a game-changer. If you want to chat more about any of this, I'm more than happy to do so! Feel free to call or text me any time at 858 335 2343. You can schedule a video call here at https://calendly.com/greenlifetech/ or let me know your availability or email me back with specific questions.

** During wefunder "testing the waters":*
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Talk soon,
Bruce

Got questions about investing in startups in general? Learn more about Wefunder here.
P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses.